Barclays Capital Inc.

UBS Securities LLC

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

July 25, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westlake Chemical Partners LP
Registration Statement on Form S-1 (File No. 333-195551)

Ladies and Gentlemen:

As representatives of the underwriters of Westlake Chemical Partners LP’s (the “Partnership”) proposed public offering of up to 12,937,500 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Eastern time) on July 29, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated July 21, 2014, through the date hereof:

Preliminary Prospectus dated July 21, 2014:

4,500 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
UBS SECURITIES LLC

As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President

By:	UBS SECURITIES LLC

By:	/s/ Boran Buturovic
Boran Buturovic
Associate Director

By:	UBS SECURITIES LLC

By:	/s/ Adam Trigg
Adam Trigg
Executive Director